AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2018
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
TRY 21 million Zero Coupon Notes	Borrowing	4-Jan-18	20-Feb-18	19-Feb-21	TRY 15.75	HSBC
AUD 45 million Kangaroo Bond _Tap 15	Borrowing	5-Jan-18	12-Jan-18	27-Jul-27	AUD 45	Mizuho Inter. Plc
INR 200 million Zero Coupon Notes _Tap 3 (payable in JPY)	Borrowing	5-Jan-18	16-Jan-18	17-May-24	JPY 137.28	BNP Paribas
IDR 45 million Fixed Rate Notes (payable in JPY)	Borrowing	5-Jan-18	20-Feb-18	21-Feb-23	JPY 292.57	BNP Paribas
EUR 200 million Callable Note	Borrowing	8-Jan-18	15-Jan-18	1-Feb-25	EUR 200	JP Morgan
TRY 25 million Deep discount Zero coupon Notes _Tap 1	Borrowing	9-Jan-18	16-Jan-18	7-Nov-25	TRY 11.17	JP Morgan
GHS 45 million Currency Linked Note (payable in USD)	Borrowing	9-Jan-18	23-Jan-18	23-Jan-21	USD 9.91	JP Morgan
SEK 250 million Fixed Rate Notes	Borrowing	10-Jan-18	18-Jan-18	18-Jan-28	SEK 250	Credit Agricole Corporate & Investment Bank
BRL 11 million Fixed Rate Notes	Borrowing	17-Jan-18	13-Mar-18	14-Mar-22	BRL 11	HSBC
IDR 24 billion Fixed Rate Notes	Borrowing	22-Jan-18	27-Feb-18	26-Feb-21	IDR 24,000	Credit Agricole Corporate & Investment Bank
SEK 140 million Fixed Rate Notes " Light Up and Power Africa"_Tap 1	Borrowing	23-Jan-18	30-Jan-18	21-Sep-27	SEK 140	HSBC
IDR 60 billion Zero Coupon Deep Discount Notes (payable in JPY)	Borrowing	24-Jan-18	8-Mar-18	9-Mar-23	JPY 384.91	BNP Paribas
AUD 360 million Kangaroo Bond	Borrowing	30-Jan-18	8-Feb-18	8-Aug-28	AUD 360	Daiwa Capital Markets
AUD 20 million Kangaroo Bond	Borrowing	1-Feb-18	8-Feb-18	8-Aug-28	AUD 20.00	Daiwa Capital Markets
AUD 50.4 million Kangaroo Bond "Improve the Quality of life for the People of Africa"	Borrowing	1-Feb-18	9-Feb-18	9-Aug-33	AUD 50.40	BNP Paribas
TRY 65 million Deep discount Zero coupon Notes_Tap 2	Borrowing	2-Feb-18	9-Feb-18	7-Nov-25	TRY 6.58	JP Morgan
INR 88 million Fixed rates Notes "Improve the Quality of life for the People of Africa"	Borrowing	2-Feb-18	6-Mar-18	14-Mar-22	INR 88.00	BNP Paribas
AUD 30 million Kangaroo Bond _Tap1	Borrowing	8-Feb-18	15-Feb-18	8-Aug-28	AUD 30	Toronto Dominion
ZAR 22 million Fixed Rates Notes "Improve the Quality of Life for the People of Africa"	Borrowing	8-Feb-18	15-Mar-18	16-Mar-22	ZAR 22	Credit Agricole Corporate & Investment Bank
USD 50 million Fixed Rates Notes	Borrowing	9-Feb-18	21-Feb-18	21-Feb-23	USD 50	Daiwa Capital Markets
AUD 125 million Kangaroo Bond_Tap 2	Borrowing	15-Feb-18	1-Mar-18	8-Aug-28	AUD 125	Mizuho, RBC
JPY 500 million Callable capped PRDC	Borrowing	16-Feb-18	13-Mar-18	13-Mar-48	JPY 500	Daiwa Capital Markets
BRL 13 million Fixed Rate Notes	Borrowing	16-Feb-18	11-Apr-18	12-Apr-22	BRL 13	JP Morgan
ZAR 60 million Zero Coupon	Borrowing	19-Feb-18	28-Mar-18	29-Mar-23	ZAR 42.60	BNP Paribas
SEK 200 million Fixed Rates Notes_ Tap 1	Borrowing	21-Feb-18	28-Feb-18	18-Jan-28	SEK 200	Mizuho Inter. Plc
JPY100 million PRDC Note	Borrowing	21-Feb-18	14-Mar-18	15-Mar-38	JPY 100	Mitsubishi Securities Int.
INR 620 million Note	Borrowing	21-Feb-18	28-Mar-18	29-Mar-23	INR 620	BNP Paribas
JPY 100 million Callable FX Linked Notes	Borrowing	21-Feb-18	12-Mar-18	1-Feb-38	JPY 100	JP Morgan
TRY 15 million Deep discount Zero coupon Notes due 7 November 2025 - Tap 3	Borrowing	22-Feb-18	1-Mar-18	7-Nov-25	TRY 6.62	JP Morgan
IDR 47 billion Zero Coupon Note	Borrowing	22-Feb-18	12-Apr-18	13-Apr-23	IDR 36,660	BNP Paribas
BRL 13.35 million Zero Coupon	Borrowing	22-Feb-18	28-Mar-18	29-Mar-23	BRL 9.30	JP Morgan
BRL 60 million Fixed Rates Notes	Borrowing	26-Feb-18	14-Mar-18	14-Mar-22	BRL 59.98	Daiwa Capital Markets
MNX 500 million Zero coupon Notes - Tap 6	Borrowing	1-Mar-18	8-Mar-18	9-Feb-32	MXN 170.10	JP Morgan
JPY 100 million Callable Capped PRDC	Borrowing	2-Mar-18	26-Mar-18	26-Mar-48	JPY 100	Daiwa Capital Markets
TRY 7.2 million Fixed Rate Notes "Improve the Quality of Life for the People of Africa"	Borrowing	8-Mar-18	12-Apr-18	13-Apr-21	TRY 7.20	Credit Agricole Corporate & Investment Bank
JPY 300 million Callable PRDC Notes	Borrowing	13-Mar-18	9-Apr-18	30-Jan-43	JPY 300	Nomura Inter. Plc
USD 2 billion Global Bond	Borrowing	14-Mar-18	22-Mar-18	22-Mar-21	USD 2,000	Barclays,BAML,BMO,Nomura,TD Securities
INR 90 million "Improve the Quality of Life for the People of Africa"	Borrowing	16-Mar-18	10-May-18	11-May-22	INR 90	Credit Agricole Corporate & Investment Bank
BRL 7 million Fixed Rates Notes	Borrowing	16-Mar-18	10-May-18	10-May-22	BRL 7	HSBC
TRY 23.5 million Zero Coupon Notes	Borrowing	19-Mar-18	11-May-18	12-May-21	TRY 17.16	HSBC
INR 90 million Fixed Rates Notes	Borrowing	19-Mar-18	26-Apr-18	27-Apr-21	INR 90	Credit Agricole Corporate & Investment Bank
INR 785 million Zero Coupon Notes	Borrowing	20-Mar-18	25-Apr-18	26-Apr-23	INR 596.60	JP Morgan
SEK 250 million Fixed Rates Notes_ Tap 2	Borrowing	22-Mar-18	29-Mar-18	18-Jan-28	SEK 200	Credit Agricole Corporate & Investment Bank
ZAR 61 million Zero Coupon Notes "Improve the Quality of Life for the People of Africa"	Borrowing	23-Mar-18	17-May-18	18-May-23	ZAR 43.31	Credit Agricole Corporate & Investment Bank
IDR 48 billion Zero Coupon Notes	Borrowing	23-Mar-18	17-May-18	17-May-23	IDR 37,440	Credit Agricole Corporate & Investment Bank
JPY 140 million Callable PRDC Notes	Borrowing	28-Mar-18	12-Apr-18	1-Feb-38	JPY 140	Mizuho Inter. Plc

ECP transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial Paper	5-Jan-18	9-Jan-18	9-Feb-18	USD 100	ING

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 500 million PRDC bullet Notes	6-Mar-08	25-Mar-08	1-Feb-18	JPY 500
USD 2.175 billion Global Bond	16-Jan-13	24-Jan-13	15-Mar-18	USD 2,175
AUD 500 million Kangaroo Bond	24-Jan-13	31-Jan-13	31-Jan-18	AUD 500
GHS 25.8 million Fixed Rates Notes	15-Feb-13	25-Feb-13	25-Feb-18	GHS 25.80
BRL 17 million Fixed Rate Uridashi Education Bond	20-Feb-13	27-Mar-13	28-Mar-18	BRL 17
GHS 68.250 million Zero Coupon	1-Mar-13	15-Mar-13	15-Mar-18	GHS 68.25
BRL 92.01 million Fixed Rate	3-Feb-14	27-Feb-14	6-Mar-18	BRL 92.01
RUB 1.5 billion Fixed rate Note	27-Jan-15	26-Feb-15	26-Feb-18	RUB 1,500
BRL 3 million Fixed Rate Notes	13-Feb-15	25-Mar-15	26-Mar-18	BRL 3

Matured ECP transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	5-Jan-18	9-Jan-18	9-Feb-18	USD 100	ING

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
EUR 100 million Fixed Rate Callable EMTN	5-Jan-17	16-Jan-17	16-Jan-24	EUR 100	16-Jan-18	Societe Generale

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 31 March 2018.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer